SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       CNL AMERICAN PROPERTIES FUND, INC.
                            (Name of Subject Company)

          SUTTER HOLDING COMPANY, INC.; SUTTER OPPORTUNITY FUND 2, LLC;
 SUTTER ACQUISITION FUND, LLC; ROBERT DIXON; AND SUTTER CAPITAL MANAGEMENT, LLC
                                    (Bidders)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
          Robert Dixon                        Paul J. Derenthal, Esq.
          Sutter Capital Management, LLC      Derenthal & Dannhauser
          150 Post Street, Suite 405,         One Post Street, Suite 575
          San Francisco, California 94108     San Francisco, California  94104
          (415) 788-1444                      (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                         Transaction           Amount of
                         Valuation*            Filing Fee

                         $15,750,000           $1,449

* For purposes of calculating the filing fee only. Assumes the purchase of 2,250,000 Shares at a purchase price equal to $7.00 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $1,449
         Form or Registration Number:  Schedule TO
         Filing Party:  Above Bidders
         Date Filed: September 23, 2002; November 7, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         The Schedule TO filed by SUTTER HOLDING COMPANY, INC.; SUTTER OPPORTUNITY FUND 2, LLC; and SUTTER ACQUISITION FUND, LLC on September 23, 2002 is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

         The Expiration Date has been extended to December 10, 2002. As of November 27, 2002, a total of 21,427 Shares had been tendered to the Purchasers and not withdrawn.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(6)   Press Release

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 27, 2002

SUTTER HOLDING COMPANY, INC.

By:      /s/ ROBERT DIXON
         -----------------------------------------
         Robert Dixon, Co-Chief Executive Officer


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


SUTTER ACQUISITION FUND, LLC,

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC,

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

/s/ ROBERT DIXON
-----------------------------------------
Robert Dixon

                                  EXHIBIT INDEX


Exhibit           Description                                          Page


(a)(6)            Press Release